UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C., 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2006

PEACE ARCH ENTERTAINMENT GROUP INC.
(Translation of Registrant’s name into English)
407-124 Merton Street, Toronto, Ontario M4S 2Z2
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20F or Form 40-F.

Form 20-F

☑

Form 40-F

☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

☐

No

☑

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________

EXHIBIT LIST

     Confirmation of Mailing to Shareholders

     Management's Discussion and Analysis, dated April 13, 2006

     CEO Certification of Interim Filings, Form 52-109F2

     CFO Certification of Interim Filings, Form 52-109F2

     Quarterly Consolidated Financial Statements

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Peace Arch Entertainment Group Inc.
(Registrant)
Date	April 10, 2006	By	“Mara Di Pasquale”
(Signature)*
Mara Di Pasquale, Chief Financial Officer

*Print the name and title under the signature of the signing officer.

GENERAL INSTRUCTIONS

A.

Rule as to Use of Form 6-K,

This form shall be used by foreign private issuers which are required to furnish reports pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934.

B.

Information and Document required to be Furnished,

Subject to General Instruction D herein, an issuer furnishing a report on this form shall furnish whatever information, not required to be furnished on Form 40-F or previously furnished, such issuer (I) makes or is required to make public pursuant to the law of the jurisdiction of its domicile or in which it is incorporated or organized, or (ii) files or is required to file with a stock exchange on which its securities are traded and which was ;made public by that exchange, or (iii) distributes or is required to distribute to its security holders.

The information required to be furnished pursuant to (I), (ii) or (iii) above is that which is material with respect to the issuer and its subsidiaries concerning: changes in business; changes in management or control; acquisitions or dispositions of assets; bankruptcy or receivership; changes in registrant’s certifying accountants; the financial condition and results of operations; material legal proceedings; changes in securities or in the security for registered securities; defaults upon senior securities; material increases or decreases in the amount outstanding of securities or indebtedness; the results of the submission of matters to a vote of security holders; transactions with directors, officers or principal security holders; the granting of options or payment of other compensation to directors or officers; and any other information which the registrant deems of material importance to security holders.

This report is required to be furnished promptly after the material contained in the report is made public as described above.  The information and documents furnished in this report shall not be deemed to be “filed” for the purpose of Section 18 of the Act or otherwise subject to the liabilities of that section.

If a report furnished on this form incorporates by reference any information not previously filed with the Commission, such information must be attached as an exhibit and furnished with the form.

C.

Preparation and Filing of Report

This report shall consist of a cover page, the document or report furnished by the issuer, and a signature page.  Eight complete copies of each report on this form shall be deposited with the Commission.  At least one complete copy shall be filed with each United States stock exchange on which any security of the registrant is listed and registered under Section 12(b) of the Act.  At least one of the copies deposited with the Commission and one filed with each such exchange shall be manually signed.  Unsigned copies shall be conformed.

D.

Translations of Papers and Documents into English

Reference is made to Rule 12b-12(d) [17 CFR 240.12b-12(d)].  Information required to be furnished pursuant to General Instruction B in the form of press releases and all communications or materials distributed directly to security holders of each class of securities to which any reporting obligation under Section 13(a) or 15(d) of the Act relates shall be in the English language.  English versions or adequate summaries in the English language of such materials may be furnished in lieu of original English translations.

Notwithstanding General Instruction B, no other documents or reports, including prospectuses or offering circulars relating to entirely foreign offerings, need be furnished unless the issuer otherwise has prepared or caused to be prepared English translations, English versions or summaries in English thereof.  If no such English translations, versions or summary have been prepared, it will be sufficient to provide a brief description in English of any such documents or reports.  In no event are copies of original language documents or reports required to be furnished.

April 13, 2006

TO WHOM IT MAY CONCERN:

Dear Sir or Madam:

Re:

Quarterly Report, Peace Arch Entertainment Group Inc.

Results for Six months ended February 28, 2006

I hereby confirm that the unaudited Consolidated Financial Statements and the Management Discussion and Analysis for the results for six months ended February 28, 2006 were sent by first class mail to the registered shareholders and the shareholders of the supplemental mailing list of Peace Arch Entertainment Group Inc. on the above date.

I trust you will find the above in order.

Yours truly,

PEACE ARCH ENTERTAINMENT GROUP INC.

/s/ Nicole Spracklin

Nicole Spracklin

Legal Assistant

Peace Arch Entertainment Group Inc.

Toronto Office - 124 Merton Street, Suite 407, Toronto, ON M4S 2Z2 Tel: (416) 487-0377 Fax: (416) 487-6141

Vancouver Office - 1710 Columbia Street, 2nd Floor, Vancouver, BC V5Y 3C6 Tel: (604) 681-9308 Fax: (604) 688-3977

Los Angeles Office - 228 Main Street, Suite 14, Venice, CA 90291 Tel: (310) 450-1711 Fax: (310) 581-8040

London Sales Office - 5-11 Mortimer Street, 3rd Floor, London W1T 3JB UK Tel: +44 (0)20 7299 3727 Fax: +44 (0)20 7299 3728

Website: www.peacearch.com

MANAGEMENT'S DISCUSSION AND ANALYSIS

of Financial Condition and Results of Operations

Management's Discussion and Analysis of the financial position and results of operations is prepared as at April 13, 2006, and should be read in conjunction with the accompanying unaudited financial statements and the notes therein.

This discussion contains forward-looking statements.  Forward-looking statements are subject by their nature to risks and uncertainties, and actual results, actions or events could differ materially from those set forth in this discussion.  The forward-looking information contained herein is current only as at the date of this document.  There should not be an expectation that such information will in all circumstances be updated, supplemented or revised whether as a result of new information, changing circumstances, future events or otherwise.

OVERVIEW

Peace Arch Entertainment Group Inc. is a vertically integrated media company that produces, acquires and distributes feature films and television programming for the domestic and international marketplace.

Our revenues arise primarily from the following business segments:

•

Motion Pictures, which includes revenues earned from the licensing of distribution rights to in-house and third party feature films to sub distributors in various territories and media throughout the world.

•

Television, which includes revenues derived from the licensing of motion pictures and television programming produced or acquired by the Company to broadcasters, cable and satellite television providers domestically and abroad.

•

Home entertainment, which includes revenues derived from the distribution of filmed entertainment and related products to retailers and rental outlets in Canada.

The Company's operating expenses include;

•

Amortization of investment in film and television programming.

•

Distribution and marketing expenses attributable to the exploitation of programming rights.

•

Selling, general and administrative expenses, which include expenses directly attributable to each business segment and other expenses which are not directly attributable.

The Company's operates through five locations, two in Toronto and one each in Vancouver, Los Angeles and London, England. The entities through which these businesses operate are as follows:

•

Peace Arch Entertainment Group Inc., ("PAE"), corporate and head office, based in Toronto, which focuses on the management of Motion Picture production activities, providing production administrative and financial structuring services to producers, licensing television rights in the Canadian market and the administration and collection of Canadian and international film tax incentives.

•

Peace Arch LA, Inc. ("PALA"), based in Los Angeles, focuses on the packaging, financing and production of feature films and the licensing of those films in the United States.

•

Peace Arch Films Ltd. ("PAF"), based in London, focuses on the international distribution of feature films produced or financed by the Company as well as acquired third party productions.

•

The Eyes Project Development Corp. ("TEPD"), based in Vancouver, develops and produces television series and documentary programming directed primarily to North American audiences that are reformatted to also serve the international marketplace.  TEPD's television programs are currently distributed by a third party international (ex. North America) subdistributor.

•

Peace Arch Television Ltd. ("PATV"), based in Toronto, is involved in television program distribution.  PATV distributes the programs to which PAE currently controls and also secures rights from third-party suppliers and sells those rights to broadcasters, cable and satellite television companies domestically and abroad.

•

kaBOOM! Entertainment Inc. ("kaBOOM") based in Toronto, is a distributor of DVDs and related home entertainment products.

Over the past year Peace Arch has shifted its emphasis from the production of feature film and television programming to the exploitation of that programming and third party projects through its internal sales operations. The Company licenses its proprietary and acquired programming to theatrical distributors, television broadcasters, cable companies, satellite services and home entertainment distributors. The Company believes that representing its own product assures meaningful control over the manner of presentation and provides invaluable input as to market perceptions at the packaging and development phase of programming.

At present, the Company is supporting the financing and packaging of an ongoing slate of feature films in the horror, thriller and action genres. It is currently in post-production on two theatrical films and is actively involved in the legal, administrative and executive work associated with a further two theatrical features, two cable films, four additional genre titles and a dramatic television series.  For documentary and lifestyle productions many functions are performed using in-house resources.

While de-emphasizing traditional production activities in our business model, we plan to continue supervising the development, packaging and financing of many of our new projects. This strategy allows us to feed our distribution pipeline with a wider variety of new programming without assuming the burden of actively producing all of our film and television projects.

Vision and Mission

Strategically the Company continues to move towards being the licensor of rights in film and television programming. Ownership of distribution rights in film and television programming will provide a source of future cash flows from a library of unsold distribution rights in addition to the cashflows that are expected to be generated from production activities thereby providing a more stable source of cash than would be generated from relying exclusively on production activities. It is our intention to establish value to the Company by building up and exploiting a library of film and television distribution rights. An additional benefit to taking an ownership position in the distribution rights of programming is that the distribution rights are sold for a fixed period of time for a license fee. At the expiration of that time period the distribution rights become available to be resold in the territory for another limited period of time. This cycle will continue thereby providing a long-term source of cash flow.

The mission of Peace Arch Entertainment Group Inc. is to become a world leading independent distributor of English-language feature film and television programming.  In support of this, the Company is focused on the following:

▪

Business model with integrated production, marketing and sales operations

▪

Global financing relationships

▪

Distribution relationships and plans to increase global footprint

▪

Brand identity

▪

Management team

RECENT DEVELOPMENTS

On March 30, 2006, Comerica agreed to convert its US$1,075,000 loan for 215,000 shares of the Company's common stock.

On January 23, 2006, the Company acquired 100% of the issued and outstanding shares of kaBOOM! Entertainment Inc., a home entertainment studio in Canada. Total consideration of $7,127,000 was provided in the form of 1,033,058 common shares of the Company valued at $500,000, 50,000 stock options of the Company valued at $17,000, cash consideration of $3,000,000, future cash consideration of $3,202,000 and direct costs of acquisition of $408,000. The purchase price includes a provision for payment of the maximum additional consideration of $1,000,000 contingent upon kaBOOM's results of operation for the year ended April 30, 2006.  When the final determination of any contingent consideration due has been made, it will be recorded as an additional cost of acquisition.

On December 30, 2005, 1,435,897 Series II Preference Shares warrants were exercised at a subscription price of US$0.50 per share for total proceeds of US$717,948.

In a private placement on July 29, 2005 the Company issued 4,347,827 Units consisting of one Series

I Preference Share and one Series II Preference Share warrant for proceeds of $2,349,000 or US$0.46 per Unit. Each warrant, upon exercise, entitles the holder to acquire one Series II Preference Share at a price of US$ 0.50 at any time up to July 29, 2009. Each Series I and Series II Preference Share is convertible into one Common Share of the Company. Each outstanding Series I and II Preference Share pays a 10% cumulative dividend on a quarterly basis. At August 31, 2005 all the Series II Preference Share warrants remained outstanding.

On March 31, 2005, Fremantle agreed to convert its $8,793,000 note plus interest for 2,931,125 shares of the Company's common stock.  As a result of Fremantle's conversion the Company has recognized a gain on settlement of the obligation to issue shares of $1,105,000 representing the difference between the carrying amount of the obligation and the price of the Company's stock on the date of settlement.

SELECTED QUARTERLY INFORMATION

(in thousands except per share and deliveries information)	Three Months Ended February, 28 2006	Three Months Ended February, 28 2005
Deliveries
Feature Films	-	3
TV Episodes	13	23

Revenue	$ 3,661	$ 1,706
Loss for the period	741	499
Cash dividend on Preference Shares	76	-
Basic and diluted loss per share	$ 0.04	$ 0.03

The loss increased in the three months ended February 28, 2006 to $0.7 million compared to the loss of $0.5 million for the comparable period of the prior year.

For discussion on trends related to revenues in the above chart see section "Operating Results".

During fiscal 2005, the Company adopted AcG-15, Consolidation of Variable Interest Entities, as more fully described in note 2 of our consolidated financial statements. This change in accounting policy was applied on a retroactive basis effective December 1, 2004 without restatement of prior periods. This resulted in a cumulative increase of the Company's deficit in the amount of $53,000.

OPERATING RESULTS

Quarterly Comparison

For the three months ended February 28, 2006, the Company has reported a loss of $0.7 million or $0.04 diluted loss per share compared to a loss of $0.5 million for the comparable period in fiscal 2005 or $0.03 diluted loss per share.

Diluted loss per share is calculated on 21,905,000 weighted average shares outstanding at February 28, 2006 and 17,429,000 weighted average shares outstanding for the comparable period of the prior year.

Revenue. The Company reported revenue of $3.7 million for the three month period ended February 28, 2006 compared to $1.7 million for the comparable period in fiscal 2005 representing an increase of $2.0 million or 118% increase compared to the same period of the prior year. The following table presents revenues earned for each of our business segments;

..
	Three Months Ended February 28,
(in thousands of dollars)	2006	2005
Segmented Information
Motion Picture	$ 429	$ 454
Television	703	1,252
Home Entertainment	2,529	-
Total	$ 3,661	$ 1,706

Motion Picture revenue for the period ended February 28, 2006 was $0.4 million compared to revenue of $0.5 million for the comparable period in the prior year. The motion picture segmental revenue is comparable to the same period of the prior year.

Television revenue for the period ended February 28, 2006 was $0.7 million representing a decrease of $0.6 million from $1.3 million for the comparable period of the prior year or a 46% decrease compared to the same period of the prior year. The decrease is mainly attributable to the recognition on 13 episodes of a television series during the quarter compared to revenue recognized on 26 episodes of two television series in the comparable period of the prior year.

Home entertainment revenue of $2.5 million for the quarter represents the revenue recognized from the new kaBOOM business from the date of acquisition. There was no home entertainment revenue in the comparable period of the prior year.

Gross Profit.  Gross profit is comprised of revenue less amortization of film and television programming and other production costs. Gross profit for the three months ended February 28, 2006 was $1.3 million compared to $0.6 million for the same period in the prior year.

(in thousands of dollars except gross profit %)	Three Months Ended February 28 2006	Three Months Ended February 28 2005	Change

Revenue	$ 3,661	$ 1,706	$ 1,955
Amortization of investment in film and television programming and other production costs	2,354	1,097	1,257
Gross profit	$ 1,307	$ 609	$ 698
Gross profit percentage	35.7%	35.7%

As a percentage of revenue, gross profit was 35.7% for the three months ended February 28, 2006 which was comparable to the gross profit of 35.7% for the comparable period of the prior year.

Amortization.  Amortization for the three months ended February 28, 2006 was higher than the same comparable period.  Amortization was $2.4 million for the three months ended February 28, 2006 compared to $1.1 million for the three months ended February 28, 2005. The increase in amortization is reflective of the increase in revenues for the three months compared to the same period in the prior year.

Selling, General and Administrative Expense.  Selling, general and administrative expense increased by $0.8 million, or 85%, to $1.7 million for the three months ended February 28, 2006 from $0.9 million for the comparable period in the prior year. This increase was mainly due to additional costs associated with the new home entertainment business that have been incurred from the date of the kaBOOM acquisition compared to the three months ended February 28, 2005. During the three months ended February 28, 2006 there was no recovery of selling, general and administrative expenses as the time period over which the Company was entitled to recover such expenses associated with managing certain assets to realize cashflows to retire the Fremantle debt had ended in fiscal 2005. The following table presents the comparative net selling, general and administrative costs for the two comparable periods;

(in thousands of dollars)	Three Months Ended February 28 2006	Three Months Ended February 28 2005	Change
Selling, general and administrative expenses	$ 1,671	$ 933	$ 738
Recovery of selling, general and administration	-	30	30
Total	$ 1,671	$ 903	$ 768

Interest Income.   Interest income was $0.2 million for the three months ended February 28, 2006, compared to $0.3 million for the same period of the prior year.  Interest revenue represents interest earned on the Restricted Term Deposit. This interest revenue is offset by interest expense of the same amount recorded in respect of the Film Financing Obligation.

Interest Expense.   Interest expense was $0.7 million for the three months ended February 28, 2006, representing an increase of $0.3 million from $0.4 million for the same period of the prior year.  The increase is due to interest on outstanding production loans for projects produced and delivered in prior years which is no longer capitalized to the cost of the productions.  Interest expense also includes interest of $0.1 million on the deferred financing costs related to the kaBOOM acquisition.  Interest expense includes interest incurred on the Film Financing Obligation. This interest expense was offset by interest revenue of the same amount recorded in respect of the Restricted Term Deposit.

Interest that is capitalized to the cost of film and television programs is charged to earnings in future periods as the related film and television programs are delivered and amortized.  Interest component may vary each period depending on the dollar value of production during the period and the timing of production commencement and delivery during the period.

Other Amortization.   For the three months ended February 28, 2006, other amortization consisting of amortization of property and equipment and amortization of intangible assets amounted to $70,000 compared to $23,000 for the comparable period of the prior year, representing a $47,000 increase. This increase is due to amortization of $45,000 during the quarter for intangible assets. In the comparable period of fiscal 2005, the Company did not have amortization related to intangible assets.

Year to Date Comparison

For the six months ended February 28, 2006, the Company has reported a loss of $1.4 million or $0.07 diluted loss per share compared to loss of $1.1 million for the comparable period in fiscal 2005 or $0.06 diluted loss per share.

Diluted loss per share is calculated on 21,540,000 weighted average shares outstanding at February 28, 2006 and 17,418,000 weighted average shares outstanding in the prior year.

Revenue. The Company reported revenue of $4.6 million for the six month period ended February 28, 2006 compared to $4.8 million for the comparable period in fiscal 2005 representing a decrease of $0.2 million or 4% decrease compared the same period of the prior year. The following table presents revenues earned in each of our business segments;

	Six Months Ended February 28,
(in thousands of dollars)	2006	2005
Segmented Information
Motion Picture	$ 1,239	$ 3,445
Television	802	1,359
Home Entertainment	2,529	-
Total	$ 4,570	$ 4,804

Motion Picture revenue for the period ended February 28, 2006 was $1.2 million representing a decrease of $2.2 million, or a 64% decrease compared to revenue of $3.4 million for the comparable period in fiscal 2005. The decrease in revenues primarily reflects the lower number of projects produced by Peace Arch and is associated with the Company's strategy to prioritize the packaging, financing, and distribution of projects.  This strategy results in lower presale revenues at the time a project is completed and delivered. During the six months ended February 28, 2006, the Company did not take delivery of any motion pictures. The revenues for the six month period arose from sales of distribution rights on programs completed and delivered in prior years.

Television revenue for the period ended February 28, 2006 was $0.8 million representing a decrease of $0.6 million from $1.4 million for the same period of the prior year or a 41% decrease compared to the same period of the prior year. The decrease is mainly attributable to the recognition of 13 episodes of a television series during the six month period compared to revenue recognized on 26 episodes of two television series in the comparable period of the prior year.

Home entertainment revenue of $2.5 million for the quarter represents the revenue recognized from the new kaBOOM business from the date of acquisition. There was no home entertainment revenue in the comparable period of the prior year.

Gross Profit.  Gross profit is comprised of revenue less amortization of film and television programming and other production costs. Gross profit for the six months ended February 28, 2006 was $1.4 million compared to $0.8 million for the comparable period in the prior year.

(in thousands of dollars except gross profit %)	Six Months Ended February 28 2006	Six Months Ended February 28 2005	Change

Revenue	$ 4,570	$ 4,804	$ (234)
Amortization of investment in film and television programming and other production costs	3,186	4,030	844
Gross profit	$ 1,384	$ 774	$ 610
Gross profit percentage	30.3%	16.1%

As a percentage of revenue, gross profit was 30.3% for the six months ended February 28, 2006 compared to the gross profit of 16.1% for the comparable period of the prior year. The increase in gross profit is due to the product mix on sales in the six months of film and television rights with a greater proportion of product sales with a higher gross profit compared to the sales of product in the comparable period of the prior year.

Amortization.  Amortization for the six months ended February 28, 2006 was lower than that of the comparable period for the prior year. Amortization was $3.2 million for the six months ended February 28, 2006 compared to $4.0 million for the six months ended February 28, 2005. The decrease in amortization is reflective of the sales of product during the period with a higher gross margin, or lower amortization attached, compared to the sales of product in the comparable period of the prior year.

Selling, General and Administrative Expense.  Selling, general and administrative expense increased by $1.1 million, or 65.2%, to $2.7 million for the six months ended February 28, 2006 from $1.6 million for the comparable period in the prior year. This increase was mainly due to additional costs associated with the new home entertainment business that has been incurred from the date of the kaBOOM acquisition compared to the comparable period of the prior year. During the six months ended February 28, 2006 there was no recovery of selling, general and administrative expenses as the time period over which the Company was entitled to recover such expenses associated with managing certain assets to realize cashflows to retire the Fremantle debt had ended in fiscal 2005. The following table presents the comparative net selling, general and administrative costs for the last two comparable periods;

(in thousands of dollars)	Six Months Ended February 28 2006	Six Months Ended February 28 2005	Change
Selling, general and administrative expenses	$ 2,691	$ 1,772	$ 909
Recovery of selling, general and administration	-	149	149
Total	$ 2,691	$ 1,623	$ 1,058

Interest Income.   Interest income was $0.5 million for the six months ended February 28, 2006, compared to $0.5 million for the comparable period of the prior year.  Interest revenue represents interest earned on the Restricted Term Deposit. This interest revenue is offset by interest expense of the same amount recorded in respect of the Film Financing Obligation.

Interest Expense.   Interest expense was $1.1 million for the six months ended February 28, 2006, representing an increase of $0.4 million from $0.7 million for the comparable period of the prior year.  The increase is due to interest on outstanding production loans from projects produced and delivered in prior years which is no longer capitalized to the cost of the productions.  Interest expense also includes $0.1 million of interest on the deferred financing costs related to the kaBOOM acquisition. Interest expense includes interest incurred on the Film Financing Obligation. This interest expense was offset by interest revenue of the same amount recorded in respect of the Restricted Term Deposit.

Interest that is capitalized to the cost of film and television programs is charged to earnings in future periods as the related film and television programs are delivered and amortized.  Interest component may vary each period depending on the dollar value of production during the period and the timing of production commencement and delivery during the period.

Other Amortization.   For the six months ended February 28, 2006, other amortization consisting of amortization of property and equipment and amortization of intangible assets amounted to $90,000 compared to $27,000 for the comparable period of the prior year, representing a $63,000 increase. This increase is due primarily to amortization of $45,000 for intangible assets. In the comparable period of fiscal 2005, the Company did not have amortization related to intangible assets.

QUARTERLY CONSOLIDATED FINANCIAL DATA

(in thousands of dollars, except per share information)

(in thousands of Canadian dollars except per share amounts)
	Fiscal 2006		Fiscal 2005			Fiscal 2004
	February 28, 2006	November 30, 2005	August 31, 2005	May 31, 2005	February 28, 2005 (Restated)	November 30, 2004	August 31, 2004	May 31, 2004
Revenues	$3,661	$909	$1,652	$4,291	$1,706	$3,098	$1,774	$6,584
Net earnings (loss)	(741)	(699)	(198)	2,729	(499)	(583)	(2,448)	495
Basic earnings (loss) per common share	$(0.04)	$(0.04)	$(0.01)	$0.14	$(0.03)	$(0.03)	$(0.14)	$0.03

During the year ended August 31, 2005, the Company identified a required revision to its second quarter February 28, 2005 financial statements related to its accounting treatment of a complex arrangement with Showtime for the project "Our Fathers."  We have determined the arrangement was in the nature of a co-financing relationship where both parties contributed financially to the production.  Under GAAP, the co-financier's contribution to the project is considered a reduction of the film's negative costs.  Previously, the co-financier's contribution to the production was recognized as revenue by the Company from sale of rights.  The cost of the Company's investment in its film assets is similarly reduced.

The adjustment to the February 2005 quarter is a reversal of $6.1 million in revenues and $5.7 million in amortization resulting in an increase of net loss of $0.4 million.

The preceding table reflects the revised results of operations for the quarter ended February 28, 2005.

The Company's revenues and net earnings are dependent on the timing of the completion of the production process. Delivery of motion picture business segment product occurs at any time during the year. There are no seasonal or cyclical factors involved with the delivery of motion pictures. Episodic television product is delivered to buyers as each episode is completed and may occur over two quarters.

Revenue recognized for the three months ended February 28, 2006 is primarily a result of distribution sales activity on film product delivered in prior years and sales generated from the new home entertainment business.

Quarterly net earnings (loss) have varied due to one time events that occurred during the third quarter of fiscal 2005 arising from the recognition of a one time $2.1 million gain on the settlement of obligations as described in note 11 of the August 31, 2005 consolidated financial statements.

In the fourth quarter of fiscal 2004 the net loss can be attributed, for the most part, to a valuation impairment charge on the Company's investment in film and television after review of its future revenue estimates that support the carrying value of the investment in film and television.

OUTSTANDING SHARES

On January 23, 2006, in connection with the acquisition of kaBOOM, the Company issued 1,764,118 common shares of the Company for proceeds of $0.8 million, net of issuance costs. The value of the common shares issued was $0.44 or $0.48, which was based on and determined by the average of the Company's common stock trading price for the 10 day period prior to the date of acquisition.

On December 30, 2005, 1,435,897 Series II Preference Share warrants were exercised at a subscription price of US$0.50 per share for total proceeds of US$ 717,948.

LIQUIDITY AND CAPITAL RESOURCES

As at February 28, 2006, the Company had available cash or cash equivalents of $0.7 million.  The Company borrows funds from banks and other financial institutions to finance the costs of production which are generally incurred in advance of contracted receipts and revenues from these programs. The Company typically finances the capitalized costs of its proprietary film and television programming through presales from customers, borrowings from bank facilities for individual production financing, government tax incentives, contributions from co-producers and working capital deployed as interim financing to contracted receipts. In the past, the Company has also funded capital requirements through the issuance of shares, warrants and debt.  The Company has a term loan and a letter of credit provided by a financial institution due on July 30, 2006.  Upon mutual agreement between the Company and the lender, the financing may be extended for a period of six months.  The Company is currently identifying various financing alternatives to enable the timely discharge of the Company's obligations.  Management will work toward funding capital requirements through the issuance of shares, warrants and debt, but there is no assurance that the Company will be successful in its financing efforts or the extension granted.

Cash Flows from Operating Activities

During the six months ended February 28, 2006, $7.6 million was used by operating activities, compared to $3.6 million used by operating activities for the same period in fiscal 2005. In the six months ended February 28, 2006, the Company increased its investment in film and television by $9.3 million, net of amortization. This increase was offset by cash provided from a reduction of accounts receivables of $2.8 million.

During the comparable period in fiscal 2005, the Company utilized $3.6 million in operating activities. This was a result of the loss of $1.0 million for the six months, an increase of $1.5 million in film and television programming, net of amortization and a reduction in deferred revenue of $3.2 million. This utilization of operating cash was offset by cash provided from a reduction in accounts receivable of $2.3 million.

Cash Flows from Investing Activities

During the six months ended February 28, 2006, cash flow used in investing activities of $3.3 million is primarily due to the net cash required for the acquisition of kaBOOM of $3.2 million. For the comparable period of the prior year, cash used in investing activities of $24,000 was a result of the purchase of property and equipment.

Cash Flows from Financing Activities

In the six months ended February 28, 2006, cash contributed from financing activities was $10.2 million compared to cash provided from financing activities of $4.1 million in the comparable period in fiscal 2005. Cash provided from financing activities was due to the net addition of production loans for the period of $6.4 million, the issuance of $3.5 million in a term loan in connection with acquisition of kaBOOM, the issuance of $0.8 million in Series II Preferred Shares. For the comparable period of the prior year, cash contributed from financing activities amounted to $4.1 million, which was due to a net issuance of production loans. The addition to production loans is reflective of the increase in investment in film and television.

Production loan repayments are solely due from cash flows derived from each film and is independently secured by a charge over all the assets of the production subsidiary and the exploitation rights, tax credits and subsidies associated with each film.  Management expects that a significant portion of the loans due at February 28, 2006 will be payable over the next year.  The Company has total loan and credit facilities of $11.4 million which are due for annual renewal in the current fiscal year.  The Company obtained extensions in the past since the timing of collection of receipts and revenue streams may extend beyond the original estimated date.  Management seeks renewals and extensions of the individual production loan facilities and is confident that such an agreement will be achievable.  However, there is no assurance the Company will be successful.

OFF BALANCE SHEET ARRANGEMENTS

During the year ended August 31, 2004, the Company provided a guarantee of the sales performance of its subsidiary Peace Arch Films Limited (PAF) of US$2.5 million to assist with a producer's financing for a production for which PAF has acquired worldwide distribution rights. PAF has also provided financing contributions towards the cost of the production. The sales performance obligation is due one year after the production's initial theatrical release. The obligation is recoverable by PAF from the proceeds of the production's sales or the receipt of government incentives due to the producer. In return for providing the additional guarantee, the Company will obtain an additional interest in the films from its co-producer. Should the Company default in the guarantee payment, the co-producer is entitled to receive the Company's shares in satisfaction of the obligation which would be issued at market price at that time less 10%.

At February 28, 2006, the Company had commitments of $4.7 million (August 31, 2005 - $3.1 million) with respect to the acquisition of film distribution rights to 6 films (August 31, 2005 - 3 films), which will be delivered to the Company during the year ended August 31, 2006. These payments are required to be made at the date of delivery of the respective films which is expected to be no later than August 31, 2006.

RELATED PARTY TRANSACTIONS

The Company has entered into the following related party transactions. These transactions are measured at the exchange amount, which is the actual amount of consideration given as established and agreed between the related parties.

a)

During the six months ended February 28, 2006, the Company paid $95,000 (2005 - $90,000) to a company controlled by a shareholder, director and officer of the Company   for executive services rendered. These expenditures are reflected in the Company's selling, general and administrative expenses.

b)

During the six months ended February 28, 2006, the Company paid $nil (2005 - $32,000) to a shareholder, director and officer of the Company for legal services rendered. These expenditures are reflected in the Company's selling, general and administrative expenses.

c)

As at February 28, 2006, the Company was owed $nil (2005 - $167,000) from a company controlled by a shareholder, director and officer of the Company. This amount   is included in accounts and other receivables.

d)

As at February 28, 2006, included in accounts receivable was $nil (August 31, 2005 - $1,480,000 (US$1,200,000)) from a company owned by a member of senior management. This amount is a result of a sale of distribution rights to the related company prior to the individual becoming a member of senior management. The amount is secured by an irrevocable letter of credit.

e)

As at February 28, 2006, the Company was indebted to a shareholder, director, and officer of the Company in the amount of $50,000 (2005 - $nil). The amount is due on demand and is entitled to a 10% finance fee of the amount of the loan. This amount payable is included in production loans.

f)

As at February 28, 2006 the Company was indebted to the preferred shareholders in the amount of $108,000.  This amount is the standby fee related to the letters of credit from the preferred shareholders, which is payable in cash or common shares at the option of the Company.

Other related party transactions and balances have been described elsewhere in these financial statements.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

During the quarter, the Company paid for goodwill in connection with the acquisition of kaBOOM.

The Company was required to make estimates in the determination of the fair valuation of kaBOOM's tangible and intangible assets and liabilities in accounting for the acquisition of kaBOOM.

Goodwill is reviewed for impairment at least annually. The Company makes estimates in the determination of any potential impairment of goodwill.

FINANCIAL INSTRUMENTS

As at February 28, 2006, the Company's financial instruments included cash and cash equivalents, restricted term deposits, accounts and other receivables, corporate loan, production loans, revenue guarantee obligation, business acquisition obligation and accounts payable and accrued liabilities. The carrying values of the restricted term deposits and the revenue guarantee obligations approximate fair value as the interest rates are reflective of current market rates as at February 28, 2006. The carrying value of the business acquisition obligation to issue shares reflects fair value as it is reported at the fair value of the shares at February 28, 2006. The carrying value of the remaining financial instruments approximated their fair value due to their ability for prompt liquidation or short term to maturity.

RISKS AND UNCERTAINTIES

There are risks and uncertainties that could impact the Company's revenues and earnings from operations.

BUSINESS RISKS

The business of producing and distributing film and television programming is highly competitive and involves a substantial degree of risk.  The Company faces intense competition from other producers and distributors, many of whom are substantially larger and have greater financial resources.  The Company competes with other companies for ideas and storylines created by third parties as well as for actors, directors and other personnel.   The Company's future financial performance may be adversely affected if it is unable to compete successfully.  Results of operations for any period depend on the number of film and television programs that are delivered.  Consequently, results may vary from period to period and the results of any one period may not indicate results for future periods.  Cash flows may also fluctuate and may not directly correspond with revenue recognition.  Actual production costs may exceed budget, perhaps significantly, due to factors within or beyond the Company's control.  These factors may delay completion of a production.  If there are significant cost overruns the Company may have to seek additional financing to complete the production or will have the ability to call upon the bond in order to complete the film.  The Company may be unable to recoup the additional costs which could have a material adverse impact on operating results and liquidity.

Revenues derived from the production and distribution of film and television programming depend primarily upon acceptance by the public which is difficult to predict.  Some or all of the proprietary film and television programs may not be commercially successful, which could result in the Company's failure to recoup its investment or realize its anticipated profits.

The Company's business is substantially dependent on the services of a number of key personnel placed in several positions within the organization.  The success of the Company depends to a certain degree upon the skill and efforts of its management and upon its ability to attract and retain qualified management personnel.  The loss of their services could have an effect on the Company's business.

The Company's international distribution revenue is subject to risks associated with local economic conditions, currency fluctuations, changes in local regulatory requirements, compliance with a variety of foreign laws and regulations, cultural barriers and political stability.  The Company's international distribution revenue may be adversely affected by these risks.

The Company is expecting that if its efforts are successful it will experience a period of growth that could place a strain on its resources.  If the Company's management is unable to manage growth effectively, operations could be adversely affected.

To date, the Company has been involved primarily in the development, production and distribution of feature film and television programs.  The Company may be required to raise additional financing, make capital expenditures and hire additional personnel in connection with these proposed activities.  If the Company is unsuccessful in these new business endeavors, it may have a material adverse effect on its results.

Investments in film and television programming are amortized against revenues in the ratio that current revenues bear to management's estimate of ultimate revenues for each program.  The Company typically amortizes a minimum of 80% of film costs over a three-year period.  Management periodically reviews its estimates and adjusts the amortization of its production costs accordingly.  In the event that management should determine that the capitalized costs for a program exceed its fair value, capitalized costs would be written down in the current period, resulting in a corresponding decrease in earnings.

GOVERNMENT INCENTIVES

The Company accesses Canadian and United States State government incentives in the form of tax credits and utilizes structures which permit foreign country tax-assisted participation in the financing of its projects. If such subsidies and tax assistance were to be eliminated the Company's production operations could be adversely affected in the future.

CURRENCY RISK

The Company receives a portion of its revenues from the United States and international sources in United States dollars.  A portion of a film and television program's financing of production costs may be denominated in United States dollars while production costs are payable primarily in Canadian dollars.  Accordingly, operating results can be affected by fluctuations in the United States dollar exchange rate as we do not hedge our foreign exchange exposure.  In addition, costs may be payable in currencies other than Canadian and United States dollars.  We monitor our currency exchange rate risks on an ongoing basis.

INTEREST RATE RISK

The Company is exposed to interest rate risk from production loans bearing interest rates that vary with fluctuations in interest rates.

OUTLOOK

The Company's primary objective is to expand operations in the development, production and distribution of proprietary programming, focusing on programming that will add long-term library value.

A key aspect of this objective is to formalize key international strategic relationships which can reliably support the financing and exploitation of products.  The Company is also working to enhance its ability to support financing projects through exclusive support agreements with third party interim and equity financiers.  Finally, the Company will seek to build working capital reserves to better prepare for timely and strategic acquisitions of product and to reduce costs of short term interim project financing activities.

ADDITIONAL INFORMATION

Additional information relating to the Company can be found on SEDAR at www.sedar.com

Additional information, including directors' and officers' remuneration and indebtedness, principal holders of Peace Arch Entertainment Group Inc.'s securities, options to purchase securities and interests of insiders in material transaction, where applicable, is contained in the Information Circular.

Additional financial information is provided in the Company's consolidated financial statements for its 2005 fiscal year and the Six Months ended February 28, 2006.

The Company, upon request to the secretary of the Company at 407-124 Merton Street, Toronto, Ontario, M4S 2Z2, will provide to any person or company one copy of the Annual Information Form, together with one copy of the consolidated financial statements, Management Discussion and Analysis and of any interim financial statements, one copy of the information circular or any filing prepared instead of that information circular provided that the Company may require the payment of a reasonable charge if the request is made by a person or company who is not a security-holder of the Company.

Dated April 13, 2006.

Form 52-109F2 - Certification of Interim Filings

I Gary Howsam, Peace Arch Entertainment Group Inc., Chief Executive Officer, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Peace Arch Entertainment Group Inc., (the issuer) for the interim period ending February 28, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

(a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

(b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

Date: April 13, 2006

/s/ Gary Howsam

Gary Howsam

Chief Executive Officer

Form 52-109F2 - Certification of Interim Filings

I Mara Di Pasquale, Peace Arch Entertainment Group Inc., Chief Financial Officer, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Peace Arch Entertainment Group Inc., (the issuer) for the interim period ending February 28, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

(a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

(b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

Date: April 13, 2006

/s/ Mara Di Pasquale

Mara Di Pasquale

Chief Financial Officer

Peace Arch Entertainment Group Inc.

Quarterly Consolidated Financial Statements

February 28, 2006

(in thousands of Canadian dollars)

Peace Arch Entertainment Group Inc.

Consolidated Balance Sheets

(expressed in thousands of Canadian dollars)

	February 28 2006 $	August 31 2005 $
	(unaudited)	(audited)
Assets
Cash and cash equivalents	699	1,428

Accounts and other receivables (note 3)	14,096	13,022

Inventory	2,062	-

Investment in film and television programming (note 4)	25,330	15,559

Prepaid expenses and deposits	435	163

Property and equipment	606	399

Intangible assets (note 10(a))	1,755	-

Deferred financing costs (note 10(b))	604	-

Goodwill (note 9)	4,285	-

Restricted term deposits	19,694	20,597
	69,566	51,168

Liabilities
Accounts payable and accrued liabilities (note 7)	10,430	4,519

Acquisition payable (note 9)	3,202	-

Term loan (note 5)	3,500	-

Production loans (note 6)	22,447	16,038

Deferred revenue	490	523

Obligation to issue shares (note 11(b))	142	142

Revenue guarantee obligation	19,694	20,597
	59,905	41,819

Shareholders' Equity
Capital stock (note 13)	11,745	9,889

Contributed surplus	2,602	2,342

Warrants (note 14)	464	693

Other paid-in capital	680	680

Deficit	(5,830)	(4,255)

	9,661	9,349
	69,566	51,168

Nature of operations and going concern (note 1)

Approved by the Board of Directors

 Director                     Director

The accompanying notes are an integral part of these consolidated financial statements.

Peace Arch Entertainment Group Inc.

Consolidated Statements of Operations

(unaudited)

(expressed in thousands of Canadian dollars, except per share amounts)

	Three Months Ended February 28		Six Months Ended February 28
	2006 $	2005 $	2006 $	2005 $
	(unaudited)	Restated (unaudited)	(unaudited)	Restated (unaudited)

Revenue	3,661	1,706	4,570	4,804

Expenses
Amortization of investment in film and television programming and other production costs	2,354	1,097	3,186	4,030
Selling, general and administrative	1,671	933	2,691	1,772

	4,025	2,030	5,877	5,802

Loss from operations before the undernoted	(364)	(324)	(1,307)	(998)

Interest income	244	273	496	532
Interest expense	(658)	(390)	(1,088)	(728)
Other amortization	(70)	(23)	(90)	(27)
Foreign exchange gain (loss)	97	(83)	506	(28)
Gain on sale of asset (note 8)	10	32	43	32
Recovery of selling, general and administration expenses	-	30	-	149
Non-controlling interest (note 2)	-	(14)	-	(14)

Loss before income taxes	(741)	(499)	(1,440)	(1,082)

Income tax recovery	-	-	-	-

Loss for the period	(741)	(499)	(1,440)	(1,082)

Loss per common share (note 15)

Basic	(0.04)	(0.03)	(0.07)	(0.06)

Diluted	(0.04)	(0.03)	(0.07)	(0.06)

The accompanying notes are an integral part of these consolidated financial statements.

Peace Arch Entertainment Group Inc.

Consolidated Statements of Deficit

(unaudited)

(expressed in thousands of Canadian dollars)

	Three Months Ended February 28		Six Months Ended February 28
	2006 $	2005 $ (Restated)	2006 $	2005 $ (Restated)

Deficit - Beginning of period	(5,013)	(36,025)	(4,255)	(35,442)

Effect of adoption of Accounting Guideline -15 (note 2)	-	53	-	53

Preferred stock dividend	(76)	-	(135)	-

Loss for the period	(741)	(499)	(1,440)	(1,082)

Deficit - End of period	(5,830)	(36,471)	(5,830)	(36,471)

The accompanying notes are an integral part of these consolidated financial statements.

Peace Arch Entertainment Group Inc.

Consolidated Statements of Cash Flows

 (unaudited)

(expressed in thousands of Canadian dollars)

	Three Months Ended February 28		Six Months Ended February 28
	2006 $	2005 $ (Restated)	2006 $	2005 $ (Restated)

Cash flows from operating activities
Loss for the period	(741)	(499)	(1,440)	(1,082)
Items not affecting cash
Amortization of film and television programming	637	920	1,176	3,756
Other amortization	70	23	90	26
Amortization of deferred financing costs	112	-	112	-
Gain on sale of asset	(10)	(32)	(43)	(32)
Stock based compensation	187	220	243	220
Non-controlling interest	-	14	-	14
Investment in film and television programming	(5,952)	(4,723)	(10,455)	(5,133)
Changes in non-cash operating working capital, net of acquisitions (note 16)	829	2,854	2,706	(1,339)

	(4,868)	(1,223)	(7,611)	(3,570)

Cash flows from investing activities
Acquisition of kaBOOM! Entertainment Inc., net of cash acquired (note 9)	(3,176)	-	(3,176)	-
Property and equipment purchases	(95)	(2)	(127)	(24)

	(3,271)	(2)	(3,303)	(24)

Cash flows from financing activities
Preferred stock dividends (note 13(a))	(76)	-	(135)	-
Issuance of term loan	3,500	-	3,500	-
Issuance of Series II Preferred shares	827	-	827	-
Deferred financing costs	(416)	-	(416)	-
Issuance of production loans	6,638	6,283	13,076	9,906
Repayment of production loans	(2,154)	(3,952)	(6,667)	(5,819)

	(8,319)	2,331	10,185	4,087

Increase (decrease) in cash and cash equivalents	180	1,106	(729)	493

Cash and cash equivalents - Beginning of period	519	871	1,428	1,484

Cash and cash equivalents - End of period	699	1,977	699	1,977

Supplemental cash flow information
Interest paid	261	69	838	313

Non-cash transactions
Warrant costs attributed to issuance of Series II Preference shares	229	-	229	-

Acquisition payable for purchase of kaBOOM! Entertainment Inc. (note 9)	3,202	-	3,202	-

Issuance of common shares for purchase of kaBOOM! Entertainment Inc. (note 9)	500	-	500	-

Issuance of common shares for deferred financing costs	300	-	300	-

The accompanying notes are an integral part of these consolidated financial statements.

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

February 28, 2006 and 2005

(Amounts in tables expressed in thousands of Canadian dollars, except per share amounts)

Nature of operations and going concern

Based in Toronto, Vancouver, Los Angeles and London, England, Peace Arch Entertainment Group Inc., together with its subsidiaries, (collectively, the Company) is an integrated company that creates, develops, produces and distributes film, television and video programming for worldwide markets.

While these consolidated financial statements have been prepared on the going concern basis, which assumes the realization of assets and the settlement of liabilities in the normal course of operations, there are conditions that cast substantial doubt on the validity of this assumption. The Company has undergone substantial restructuring and requires additional financing until it can generate positive cash flows from operations.  While the Company continues to maintain its day-to-day activities and produce and distribute films and television programming, its working capital situation is severely constrained. Furthermore, the Company operates in an industry that has long operating cycles which require cash injections into new projects significantly ahead of the delivery and exploitation of the final production.

On July 29, 2005 the Company completed a private placement of 4,347,827 Preference Share Units of the Company for US$2 million. On December 30, 2005 1,435,897 of the Series II Preference Share warrants were exercised for total proceeds of US$717,948, which were used by the Company to fund working capital requirements and for general corporate purposes.

The Company has a term loan and a letter of credit provided by a financial institution which is due on July 30, 2006.  Upon mutual agreement between the Company and the lender, the financing may be extended for a period of six months.  The Company is currently identifying various financing alternatives to enable the timely discharge of the Company's obligations.  Management will work toward funding capital requirements through the issuance of shares, warrants and debt, but there is no assurance that the Company will be successful in its financing efforts or the extension granted.

The application of the going concern basis is dependent upon the Company obtaining additional financing in the short term and achieving sufficient cash flows from operations to fund continuing operations and meet its obligations as they come due.  There is no assurance that the Company will be successful in its financing efforts and in achieving sufficient cash flows from operations.  If the Company is unsuccessful, the Company may be required to significantly reduce or limit operations.

These consolidated financial statements do not reflect adjustments that would be necessary if the going concern basis is not appropriate. If the going concern basis is not appropriate for the consolidated financial statements, then significant adjustments would be necessary in the carrying value of assets and liabilities and the reported revenues and expenses.

Significant Accounting Policies

a)

Basis of Presentation

The interim consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in Canada for interim financial reporting.  Accordingly, they do

(1)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

February 28, 2006 and 2005

(Amounts in tables expressed in thousands of Canadian dollars, except per share amounts)

not include all of the information and footnote disclosures necessary for complete financial statements in conformity with Canadian generally accepted accounting principles.  The interim consolidated financial statements include the accounts of the Company and its subsidiaries.  All material intercompany balances and transactions have been eliminated.

The interim consolidated financial statements have been prepared in a manner which is consistent with the accounting policies described in the Company's audited financial statements for the year ended August 31,   2005 except as disclosed in notes 2(b) to 2(h) below and should be read in conjunction therewith.

b)

Restatement of the Three Months Ended February 28, 2005

During the year ended August 31, 2005, the Company identified a required revision to its second quarter

February 28, 2005 financial statements related to its accounting treatment of a complex   arrangement with   Showtime for the project "Our Fathers."  It was determined the arrangement was in the nature of a co-  financing relationship where both parties contributed financially to the production.  Under GAAP, the   co-  financier's contribution to the project is considered a reduction of the film's negative costs.  Previously,   the co-financier's contribution to the production was recognized as revenue by the Company from sale of   rights.  The cost of the Company's investment in its film assets is similarly reduced.  The adjustment to the   February 28, 2005 quarter is a reversal of $6,080,000 in revenues and $5,717,000 in amortization   resulting   in a $363,000 increase in net loss.

c)

Adoption of AcG-15

Effective December 1, 2004, the Company was required to adopt the Canadian Institute of Chartered

Accountants' Accounting Guideline ("AcG-15"), "Consolidation of Variable Interest Entities". AcG-15   expands upon and strengthens existing accounting guidance that addresses when a company should   consolidate in its financial statements the assets, liabilities and operating results of another entity.  Under   previous guidance, a company generally included another entity in its consolidated financial statements   only if it controlled the entity through voting interest. AcG-15 requires a variable interest entity ("VIE") to   be consolidated by a company if that company is the primary beneficiary of that entity.  An entity is a VIE   if, among other things, it has equity investors that do not absorb the expected losses or receive the   expected returns of the entity. The primary beneficiary is subject to a majority of the risk of loss from the   VIE's activities, or is entitled to receive a majority of the VIE's residual returns, or both.

Under the guidelines of AcG-15, the Company is required to consolidate the assets, liabilities and

operating results of Peace Arch Project Development Corp. ("PAPDC"). As described in note 11(a),   PAPDC is the owner of the Company's assets and business in existence prior to the reorganization and   rationalization of its assets, operations and subsidiaries. Following the sale of PAPDC to a third party as   described in note 12 the Company continued to have a variable interest in PAPDC, and it had been   determined that the Company was required to absorb the majority of the expected losses of PAPDC. Under   the rules governing AcG-15, the Company was considered the primary beneficiary of PAPDC and   consequently the Company consolidated PAPDC on a retroactive basis effective December 1, 2004,   without restatement of prior periods.

(2)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

February 28, 2006 and 2005

(Amounts in tables expressed in thousands of Canadian dollars, except per share amounts)

The impact of consolidating PAPDC under AcG-15 resulted in a cumulative increase of the Company's deficit of the change in accounting policy of $53,000.

d)

Revenue recognition

Home entertainment revenue from the sales of videocassettes and digital video discs (DVD), net of provision for estimated   returns and allowances, are recognized upon delivery.

e)

Inventory

Inventory is comprised of videocassettes and digital video discs (DVD) and is valued at the lower of cost

and

realizable value.  Cost is determined using FIFO method.

f)

Goodwill

Goodwill represents the excess of acquisition costs over the tangible and intangible assets acquired and liabilities assumed in businesses acquired by the Company. Goodwill is reviewed for impairment at least annually.

The impairment test follows a two-step approach.  The first step determines if the goodwill is potentially impaired, and the second step measures the amount of the impairment loss, if necessary.  Under the first step, goodwill is considered potentially impaired if the value of the reporting unit is less than the reporting unit's carrying amount, including goodwill.  Under the second step, the impairment loss is then measured as the excess of recorded goodwill over the fair value of the goodwill, as calculated.  The fair value of goodwill is calculated by allocating the fair value of the reporting unit to all the assets and liabilities of the reporting unit as if the reporting unit was purchased in a business combination and the purchase price was the fair value of the reporting unit.  The Company has three reporting units with goodwill within its business:  Motion Pictures, Television, and Home Entertainment.

g)

Deferred financing fees

Financing fees relating to the term loan and letters of credit are deferred and amortized to operations on a straight-line basis over the term of the financial instruments.

h)

Intangible assets

Intangible assets represents the value assigned to brand and customer relationship assets associated with

the acquisition of kaBOOM! Entertainment Inc. and are amortized on a straight-line basis over a period of   5 years from the date of acquisition.

i)

Comparative amounts

Certain amounts presented for the six month period ending February 28, 2006 have been reclassified to conform to the presentation adopted in the current three month period.

(3)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

February 28, 2006 and 2005

(Amounts in tables expressed in thousands of Canadian dollars, except per share amounts)

Accounts and other receivables

	February 28 2006 $	August 31 2005 $

Trade receivables	8,455	6,921
Tax credits receivable	5,641	6,101

	14,096	13,022

Tax credits receivable are Canadian federal and provincial government refundable tax credits related to specific film productions made in Canada. Management records a tax credit receivable when it is considered more likely than not the amounts will be recoverable. All amounts are subject to final determination by the relevant tax authorities.

Investment in film and television programming

Investment in film and television programming represents the unamortized costs of film and television projects which are in development, production or release and the costs of acquiring distribution rights to completed properties.

The components are as follows:

			February 28, 2006			August 31, 2005
	Cost $	Accumulated amortization $	Net $	Cost $	Accumulated amortization $	Net $

Theatrical films
Released	55,047	43,409	11,638	55,023	42,398	12,625
Productions in progress	10,312	-	10,312	-	-	-
In development	815	-	815	740	-	740
Television programming
Released	3,862	2,046	1,816	4,055	1,871	2,184
Productions in progress	220	-	220	10	-	10
Home entertainment	529	-	529	-	-	-

	70,785	45,455	25,330	59,828	44,269	15,559

Term loan

In connection with the acquisition of kaBOOM! Entertainment Inc. (note 9), the Company entered into an agreement with a financial institution to borrow $3,500,000. The loan bears interest at the rate of 12% per annum, compounded monthly and is due on July 30, 2006. Upon mutual agreement between the Company and the lender the loan may be extended for a period of 6 months.  An extension fee of 6% of the outstanding loan balance at the time of the extension would be due.

(4)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

February 28, 2006 and 2005

(Amounts in tables expressed in thousands of Canadian dollars, except per share amounts)

The loan is secured by a general assignment of the Company and its subsidiaries' assets subject to prior ranking security interests already in place.

Production loans

The Company enters into various loan financing arrangements for the purposes of commencing the production of a film project or the acquisition of film distribution rights. Such loans are usually specific to each film but may be secured by the receivables of several films.

Loans comprise the following:

	February 28, 2006 $	August 31, 2005 $

Bank and other financial institution loans (a)	20,062	13,808
Interim bridging loans (b)	2,385	2,230

	22,447	16,038

a)

Bank and other financial institutional loans

The Company borrows from banks and other financial institutions to finance the costs of film production and film distribution rights acquisitions. Repayments may be solely due from cash flows, as they are received, derived from the revenue of each film or sometimes across a number of films financed by the same lender. Each loan is either independently secured by a charge over all the assets of the production subsidiary and the exploitation rights, tax credits or subsidies associated with each film or may be collaterized across a number of films.

Of the loans outstanding there is $15,197,000 (August 31, 2005 - $8,498,000) denominated in United States dollars. Loans from various banks bear interest at rates ranging from the respective bank's United States dollar base lending rate or the LIBOR rate plus 1% to plus 3.75%. The Company has several loans outstanding from other parties which bear interest at the rate of 0% to 1.5% per month of the principal balance outstanding plus a premium payable at date of repayment. Loans denominated in Canadian dollars bear interest at rates ranging from the Canadian Imperial Bank of Commerce's prime lending rate plus 1% to plus 2% or the Royal Bank's prime lending rate plus 2%.

Production loan repayments are solely due from cash flows derived from each film and is independently secured by a charge over all the assets of the production subsidiary and the exploitation rights, tax credits and subsidies associated with each film.

(5)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

February 28, 2006 and 2005

(Amounts in tables expressed in thousands of Canadian dollars, except per share amounts)

b)

Interim bridging loans

The wholly owned production subsidiaries borrow, from various parties, on an interim basis prior to closing the financing for a film. Of the interim bridge loans outstanding, there is $572,000 denominated in United States dollars. These bridge loans are repayable at the time of closing of financing and are secured by the distribution and other rights to the film owned by the production subsidiary. The loans bear interest at a rates ranging from 19.5% to 27% per annum.

Accounts payable and accrued liabilities

	February 28, 2006 $	August 31, 2005 $

Trade accounts payable	1,814	879
Production related payables	5,201	3,113
Distribution liabilities	3,415	482
Other liabilities	-	45

	10,430	4,519

Deferred gain on disposal of real estate assets

During the year ended August 31, 2002, the Company sold two real estate properties. In October 2001, the first property was sold for gross proceeds of $2,313,000 and realized a gain on the sale of $88,000. In January 2002, the second property was sold for gross proceeds of $4,772,000. As consideration, the Company received cash in the amount of $3,722,000 and a $1,000,000 note receivable.

At August 31, 2002, the Company continued to occupy the second property through an operating lease arrangement. As the present value of the minimum lease payments was greater than the gain on the sale of $523,000, the gain was deferred and amortized over the four-year minimum lease term. During the year ended August 31, 2003, the Company amortized $127,000 of the deferred gain prior to disposal of the subsidiary in which the gain was recorded (PAPDC).

During the year ended August 31, 2004, PAPDC was not consolidated by the Company resulting in no gain being recorded (see note 11).

On December 1, 2004 the Company adopted AcG-15 as described in note 2, resulting in PAPDC being consolidated as it was determined to be a VIE of which the Company was the primary beneficiary. PAPDC was consolidated in the Company's results of operations commencing December 1, 2004.

(6)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

February 28, 2006 and 2005

(Amounts in tables expressed in thousands of Canadian dollars, except per share amounts)

On May 26, 2005, the Company re-acquired the 100% shares of PAPDC for a nominal amount as described in note 12.  These events have given rise to the amortization of the deferred gain of $43,000 (2005 - $32,000) for the six months ended February 28, 2006.

Acquisition of kaBOOM! Entertainment Inc.

On January 23, 2006, the Company acquired 100% of the issued and outstanding shares of kaBOOM! Entertainment Inc. (kaBOOM), a home entertainment studio in Canada that distributes videocassettes, digital video discs and ancillary merchandise to retailers and mass merchandisers in Canada.   The cost of the purchase was $7,127,000 consisting of 1,033, 058 common shares of the Company valued at $500,000, 50,000 options of the Company valued at $17,000, cash consideration of $3,000,000, future cash consideration of $3,202,000 and direct costs of the acquisition of $408,000.  The fair value of the common shares issued of $0.48 per share was determined based on the date the transaction was announced as having been completed.  The options, which are fully vested, entitle the holder to acquire shares of the Company at an exercise price of $0.41.

The agreement provides for payment of a maximum additional consideration of $1,000,000 based on kaBOOM's achieving certain results of operations for the twelve months ending April 30, 2006.  The additional consideration, if any, will be recognized when the results of operations for the twelve months ending April 30, 2006 have been determined and the additional consideration becomes payable.  Any additional consideration paid will be included as a cost of the purchase, resulting in additional goodwill.  The future cash consideration of $3,202,000 will be due when the final determination of any contingent consideration due has been made.

The obligations to settle the future cash consideration and any contingent consideration are supported by letters of credit amounting to $4,202,000 which have been provided by a financial institution and certain of the preferred shareholders. Any portion of the letters of credit drawn would result in a loan payable by the Company to those parties providing the letters of credit.  The loan resulting from the drawdown of the financial institution letter of credit would bear interest at 12% per annum and be due on July 30, 2006.  Any loan resulting from the drawdown of the letters of credit provided by the preferred shareholders would bear interest at the prime rate plus 12% per annum and be due on demand.  The letter of credit from the financial institution and a portion of the letters of credit available from the preferred shareholders totalling $2,401,000 are available to be drawn at any time to July 30, 2006.  The remaining $1,801,000 letters of credit are available to be drawn on or after June 15, 2006.  In addition, the financial institution provided financing of $3,500,000 as described further in note 5.

In conjunction with the provision of financing described in the preceding paragraph, the Company incurred aggregate costs of $716,000 consisting of 731,060 common shares with a fair value of $325,000 issued to the financial institution, $108,000 which is payable in cash or common shares issuable to the preferred shareholders at the option of the Company and other fees and costs payable in cash of $283,000.  These costs will be amortized over the term of the loan and lines of credit.

The Company also paid certain share issuance costs amounting to $25,000 which have been charged to capital stock.

The acquisition of kaBOOM has been accounted for by the purchase method and the results of operations of kaBOOM have been included since January 23, 2006.  The preliminary allocation of the cost of the purchase

(7)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

February 28, 2006 and 2005

(Amounts in tables expressed in thousands of Canadian dollars, except per share amounts)

has been allocated to the assets acquired and liabilities assumed based on the fair values of such assets and liabilities with goodwill being the excess of the cost of the purchase over the fair values of net assets acquired has been recognized as goodwill.

$
Cash and cash equivalents	232
Accounts receivable	3,920
Inventory	2,150
Investment in film and television	492
Property and equipment	125
Intangible assets (note 10(a))	1,800
Prepaid expenses	7
Goodwill	4,285
Accounts payable and accrued liabilities	(5,884)
Total	7,127

The preliminary allocation of the purchase price is subject to revision as more detailed analysis of the investment in films and television programs, intangible assets and other amounts are completed.

The goodwill is not tax deductible.

Other assets

a)

Intangible assets

Certain identifiable intangible assets were acquired in connection with the acquisition of kaBOOM. The description of each intangible asset along with each asset amortization period is as follows;

	Estimated Fair Value $	Accumulated Amortization $	Net Book value $

Brand	300	8	292
Customer relationship	1,500	37	1,463

	1,800	45	1,755

Amortization of intangible assets totalling $45,000 for the period, as calculated from the date of acquisition of kaBOOM is included in other amortization.  Intangible assets represents the value assigned to kaBOOM's brand and customer relationship acquired and are amortized on a straight-line basis over a period of 5 years from the date of acquisition as described in note 2(h).

(8)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

February 28, 2006 and 2005

(Amounts in tables expressed in thousands of Canadian dollars, except per share amounts)

b)

Deferred financing costs

Deferred financing costs of $716,000 represent costs associated with establishing the term loan as described in note 5.  The deferred financing costs are amortized over the term of the loan which matures on July 30, 2006.  Amortization as calculated from the date of acquisition of kaBOOM totalled $112,000 and is included in interest expense.

Business reorganization and debt restructuring

On January 20, 2003, as approved and ratified by the shareholders of the Company at the Annual General Meeting of Shareholders on that date, the Company entered into a number of agreements to effect a business reorganization and certain asset acquisition transactions. Details of the transactions are as follows:

a)

Reorganization of a subsidiary, Peace Arch Project Development Corp. (PAPDC)

The Company carried out a reorganization and rationalization of its assets, operations and subsidiaries. The reorganization was carried out in conjunction with, and pursuant to, the terms of the Debt Repayment Agreement with Fremantle Enterprises Ltd. (Fremantle) and the Release and Reconstitution Agreement of November 22, 2002 with Comerica Bank - California (Comerica), by which the debts of the Company, and its subsidiaries, to Fremantle and Comerica were renegotiated as in (b) below.

Pursuant to the reorganization, the Company's wholly owned subsidiary PAPDC became the owner of substantially all of the assets and business (collectively, the pre-existing assets) that the Company owned immediately prior to January 20, 2003, the date of the reorganization. The pre-existing assets consisted principally of accounts and loans receivable, film and television programming rights, and all shares and other securities (including intercompany loans) held by the Company in its subsidiaries existing at January 20, 2003.

At the same time, PAPDC and its subsidiaries directly or indirectly were assigned substantially all of the pre-existing debts and liabilities of the Company, including the Company's indebtedness to Fremantle and Comerica. However, the Company continued to have a conditional obligation to satisfy any remaining indebtedness to Fremantle and Comerica by issuing a variable number of shares to Fremantle and Comerica under Conversion Rights Certificates (the conversion instruments) issued by the Company to each of them (see (b) below for additional discussion).

b)

Debt restructuring, issuance of conversion instruments and gain on modification

Debt restructuring

Effective January 30, 2003, the Company and Fremantle agreed to restructure the remaining $7,580,000 of term loan due to Fremantle. Fremantle agreed that the revised source of debt repayments and security would be restricted to the business, assets, and undertakings of the Company as they existed immediately prior to January 30, 2003 (the pre-existing assets), that date being the closing of the acquisition and financing transactions described elsewhere in this note. The new debt had no fixed repayment dates. Interest, which continued to accrue at 10% per annum, and principal were payable from the income

(9)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

February 28, 2006 and 2005

(Amounts in tables expressed in thousands of Canadian dollars, except per share amounts)

streams of the pre-existing assets, subject to priority interests. The revised terms also excluded a previous right of prepayment by the Company of all outstanding amounts.

Release and reconstitution of a loan guarantee

During the year ended August 31, 2003, the Company entered into a Release and Reconstitution Agreement with Comerica which restructured the terms of the loan guarantee. Repayment of the loan is restricted to the ultimate proceeds of specific exploitation rights secured under the original loan agreement and, subject to priority interests, including repayment to Fremantle, to the pre-existing assets.

If any amount of the Comerica liability remains outstanding as of December 31, 2005, Comerica will, for a period of 90 days, have the right to convert such unpaid amount to Common Shares in the capital of the Company at a deemed price of $5.00 per share.

Conversion instruments

The Company issued a conversion instrument to Fremantle which permitted Fremantle to convert the amount of its outstanding debt including unpaid accrued interest at December 31, 2004, if any, into Common Shares of the Company for a period of 90 days commencing on December 31, 2004. On March 31, 2005 Fremantle agreed to convert its $8,793,000 note plus interest for 2,931,125 shares of the Company's common stock.

As described, and in conjunction with the above, on January 30, 2003, the Company issued a conversion instrument to Comerica which permits Comerica to convert the amount of its outstanding loan at December 31, 2005, if any, into Common Shares of the Company for a period of 90 days commencing on December 31, 2005 at a price of $5.00 per share.

Pursuant to the conversion instrument, 336,000 Common Shares, which represent the number of shares that could be issued for the obligation of US$1,075,000, had previously been reserved for issuance. At February 28, 2006 and August 31, 2005 the obligation to Comerica is valued at $142,000.

On June 25, 2004, the Company voluntarily issued 3,489,814 Common Shares of the Company to PAPDC in consideration for PAPDC agreeing to assume the obligation to issue the Common Shares of the Company to Fremantle and Comerica (collectively, the Lenders) should the Lenders eventually opt to call upon those shares in settlement of the PAPDC obligations. At February 28, 2006 and August 31, 2005 558,689 shares remain in escrow after Fremantle agreed to convert its $8,793,000 note plus interest for 2,931,125 shares of the Company's common stock.

Sale and reacquisition of PAPDC

Subsequent to the reorganization of PAPDC described in note 11(a), on August 1, 2003, the Company sold all of its shares in PAPDC for nominal consideration. During the year ended August 31, 2003, the operating results of PAPDC were included in the consolidated financial statements until the date of the disposal.

(10)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

February 28, 2006 and 2005

(Amounts in tables expressed in thousands of Canadian dollars, except per share amounts)

PAPDC was considered a VIE under AcG-15 and was therefore consolidated from December 1, 2004 as described in note 2. On consolidation, the distribution obligation and associated distribution rights to all the film and television programming rights, as described above, were eliminated, as the liability to Fremantle and Comerica was also recorded within PAPDC and the investment in film balance existed in PAPDC. The Company then applied the purchase method to include PAPDC's assets, liabilities and retained earnings in its consolidated financial statements. The Company consolidated an investment in film and television balance of $1,681,000, accounts payable and accrued liabilities of $474,000 and the liability to Fremantle of $1,467,000.

Pursuant to the original arrangements with PAPDC set out in note 11(a), the Company was obligated to carry out management services for PAPDC. This obligation continued until June 25, 2004. During the six months ended February 28, 2006, the Company recovered costs against the payable to Fremantle of $nil (2005 - $149,000).

On May 26, 2005, the Company re-acquired the 100% shares of PAPDC for a nominal amount, which had no effect on the carrying amount of any assets or liabilities.

Capital stock

a)

Shares

Authorized

Unlimited Common Shares without par value.

Unlimited Preference Shares, issuable in series without par value.

(i)

On December 30, 2005, 1,435,897 Series II Preference Share warrants were exercised at a subscription price of US$0.50 per share for total proceeds of US$717,948.  During the six months ended February 28, 2006 the Company recorded dividends of $135,000 (2005 - $nil) in respect of the Series I Preference Shares and the Series II Preference Shares determined as 10% of the Series I and Series II Preferred Shares' face value of US$2,717,948.

(ii)

On January 23, 2006, in conjunction with the acquisition of kaBOOM as described in note 9 and the financing of the acquisition from the term loan as described in note 5, the Company issued 1,764,118 common shares as consideration for the purchase and in payment of financing fees related to financing provided by the financial institution.  These shares had a fair value of $825,000.  In connection with the issuance of these shares the Company paid certain share issuance costs amounting to $25,000, which have been charged to capital stock.

(11)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

February 28, 2006 and 2005

(Amounts in tables expressed in thousands of Canadian dollars, except per share amounts)

Issued

	Common			Preferred Series I		Preferred Series II	Total
	Number of shares	Amount $	Number of shares	Amount $	Number of shares	Amount $	Amount $

Balance - August 31, 2005	20,620,282	8,233	4,347,827	1,656	-	-	9,889

Warrant exercise	-	-	-	-	1,435,897	827	827
Allocation of warrant fair value on warrant exercise	-	-	-	-	-	229	229
Issued in respect of kaBOOM acquisition	1,764,118	800	-	-	-	-	800

Balance - February 28, 2006	22,384,400	9,033	4,347,827	1,656	1,435,897	1,056	11,745

Shares held in escrow (note 11(b))	558,689	497	-	-	-	-	497

b)

Stock-based compensation to employees

The Company has recorded stock compensation expense for the stock options granted to employees in the amount of $243,000 in selling, general and administrative expenses in the six months ended February 28,   2006 (2005 - $220,000). The Company incurred stock based compensation of $17,000 which was included   as part of the purchase price of kaBOOM as described in note 9. The fair value of each stock option was   estimated on the date of vesting using the Black-Scholes option pricing model with the following   assumptions:

February 28, 2006 $

Risk-free interest rate	3.40 to 4.00%
Volatility	97% to 104%
Expected life	0.5 to 3.0 years

Historically, no dividends have been paid and none have been assumed.

(12)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

February 28, 2006 and 2005

(Amounts in tables expressed in thousands of Canadian dollars, except per share amounts)

Warrants

On December 30, 2005, 1,435,897 Series II Preference Share warrants were exercised at a subscription price of US $0.50 per share for total proceeds of US $717,948.

An amount of $228,751, representing the portion of Series II Preference Share warrants exercised to the total number of the warrants issued was transferred to the cost of the Series II Preference Shares issued. The net proceeds from the Series II Preference Shares will be used by the Company to fund working capital requirements and for general corporate purposes.

On July 29, 2005, in connection with a private placement, the Company issued 4,347,825 Series II Preferred Share warrants.  Each warrant is convertible into one Series II Preference Share of the Company at a price of US$0.50 at any time up to July 29, 2009.  The allocation of the proceeds from the issuance of the Units to the warrants is $693,000.

During fiscal 2001, the Company granted, as partial compensation to retain an investment banker as its financial advisor, a warrant to purchase up to 100,000 Class B Shares at an exercise price of US$2.72 per share, exercisable to April 16, 2006. As the warrants were granted at an exercise price equal to the market value of Company's shares on the date of grant, no compensation expense was recorded.

Loss per common share

	Three Months Ended February 28		Six Months Ended February 28

	2006 $	2005 $ (Restated)	2006 $	2005 $ (Restated)

Numerator for basic loss per common share
Net loss	(741)	(499)	(1,440)	(1,082)
Less: Preferred stock dividends	(76)	-	(135)	-

Loss used for basic loss per common share	(817)	(499)	(1,575)	(1,082)
Denominator for basic loss per common share
Weighted average number of common shares outstanding	21,905	17,429	21,540	17,418

Basic loss per common share	(0.04)	(0.03)	(0.07)	(0.06)

Numerator for diluted loss per common share:
Net loss used in computing basic loss per common share	(817)	(499)	(1,575)	(1,082)
Denominator for diluted loss per common share
Shares used in computing diluted loss per common share	21,905	17,429	21,540	17,418

(13)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

February 28, 2006 and 2005

(Amounts in tables expressed in thousands of Canadian dollars, except per share amounts)

Diluted loss per common share	(0.04)	(0.03)	(0.07)	(0.06)

For the six months ended February 28, 2006, the effect of potentially dilutive Series I Preferred Shares, Series II Preferred Share warrants, and other warrants (note 14) were excluded from the calculation of diluted net loss per share, as they are anti-dilutive to the basic net loss per common share.

For the six months ended February 28, 2005, the effect of potentially dilutive stock options, other warrants (note 14) and shares held in escrow related to the Fremantle and Comerica obligation (note 11(b)) was excluded from the calculation of diluted net loss per share, as they are anti-dilutive to the basic net loss per common share.

Changes in non-cash operating working capital, net of acquisitions

	Three Months Ended February 28		Six Months Ended February 28
	2006 $	2005 $	2006 $	2005 $

Accounts and other receivables	371	1,150	2,846	2,305
Inventory	88	-	88	-
Prepaid expenses and deposits	(295)	43	(264)	(154)
Accounts payable and accrued liabilities	781	2,259	69	(300)
Deferred revenue	(116)	(598)	(33)	(3,190)

	829	2,854	2,706	(1,339)

Commitments and contingencies

a)

Loan guarantees

The majority of the film productions delivered during the years ended August 31, 2004 and 2005 were pursuant to co-production agreements with an independent producer (the co-producer) in another country. Certain production loans are arranged jointly by the co-producers to cover their individual funding of the respective film production. Each co-producer is responsible for the payment of its respective portion of the loans out of receipts from the respective co-producer's exploitation of the production. In the event of default by the co-producer, the Company is liable for any unpaid balance of the co-producer's share of the loan. At February 28, 2006, the total amount of such unpaid loans was approximately $293,000 (August 31, 2005 - $343,000). In the event of such a default, the Company has full recourse to all the copyright, exploitation and other rights attributed to the co-producer pursuant to the co-production agreement. No accrual has been made as the Company believes the likelihood of payment is remote.

(14)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

February 28, 2006 and 2005

(Amounts in tables expressed in thousands of Canadian dollars, except per share amounts)

b)

Film distribution rights commitment

At February 28, 2006, the Company had commitments of $4,689,000 (August 31, 2005 - $3,134,000) with respect to the acquisition of film distribution rights to 6 films (August 31, 2005 - 3 films), which will be delivered to the Company during the year ended August 31, 2006. These payments are required to be made at the date of delivery of the respective films which is expected to be no later than August 31, 2006.

c)

Legal claims

i)

Viacom, Inc.

On October 2, 2001, the Company initiated an action against Viacom, Inc., MTV Networks, VH1 Music First et al in British Columbia Supreme Court for damages in the amount of US$2,750,000 and consequential damages arising from the Defendants' failure to honour a contract for the co-financing of the television series Big Sound. During the year ended August 31, 2003, the subsidiary which initiated the action was sold as described in note 11. During the year ended August 31, 2005 the subsidiary was reacquired as part of the acquisition of PAPDC (see note 12).

ii)

The Company's subsidiary Peace Arch Motion Pictures Inc. (formerly GFT Entertainment Inc.) was named as one of several defendants in an action that commenced in June 2004 by Comerica Bank California. The Company believes that this claim is without merit because, among other things, the alleged events on which the claim is based occurred years prior to the formation of Peace Arch Motion Pictures Inc. The Company does not expect the outcome of this proceeding to have a material adverse effect on the Company's financial position, results of operations, or liquidity.

iii)

Other

The Company is a party to other legal proceedings in the ordinary course of its business but does not expect the outcome of any other proceedings, individually or in aggregate, to have a material adverse effect on the Company's financial position, results of operations or liquidity.

(15)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

February 28, 2006 and 2005

(Amounts in tables expressed in thousands of Canadian dollars, except per share amounts)

d)

During the year ended August 31, 2005, the Company provided a guarantee of the sales performance of its subsidiary Peace Arch Films Limited (PAF) of US$2,500,000 to assist with a third party producer's financing for a production for which PAF has acquired worldwide distribution rights. PAF has also provided financing contributions towards the cost of the production. The sales performance guarantee is due one year after the production's initial theatrical release which was expected to be February 2006. The guarantee obligation is recoverable by PAF from the proceeds of the production's sales or the receipt of government incentives due to the producer. In return for providing the guarantee, the Company will obtain an additional interest in the film from its co-producer. Should the company default in the guarantee payment, the co-producer is entitled to receive the Company's shares in satisfaction of the obligation which would be issued at market price at that time less 10%.

e)

Operating lease commitments

The company is committed to certain operating lease payments for premises. In addition, the Company has sublet certain other premises for which it remains the primary lease obligor. The total annual rental commitments are as follows:

	Lease obligations $	Sublease $	Net lease obligation $

2006	163	27	136
2007	136	-	136
2008	98	-	98
2009	98	-	98
2010	23	-	23

	518	27	491

(16)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

February 28, 2006 and 2005

(Amounts in tables expressed in thousands of Canadian dollars, except per share amounts)

Segmented information

The Company conducts its operations in production and distribution of proprietary programming interests, which is programming the Company owns or in which it holds a continuing and long-term financial interest. The Company has its head office in Toronto, and maintains offices in Vancouver, Los Angeles and the U.K. The sales office in the U.K distributes the Company's property throughout the world. Substantially all of the Company's properties and equipment are located in Canada.  The Company has created a new business segment, home entertainment, which reflects the Company's new business interests in the distribution of video cassettes, digital video discs and ancillary merchandise to retailers and mass merchandisers in Canada arising from the kaBOOM acquisition, a described in note 9.

Selected information for the Company's operating segments for the three months and six months ended February 28, 2006 and February 28, 2005, net of intercompany amounts, is as follows:

	Three Months Ended February 28		Six Months Ended February 28
	2006	2005 (Restated)	2006	2005 (Restated)
	$	$	$	$
Revenue
Motion Picture	429	454	1,239	3,445
Television	703	1,252	802	1,359
Home Entertainment	2,529	-	2,529	-
Other	-	-	-	-
	3,661	1,706	4,570	4,804
Loss from operations before the undernoted
Motion Picture	(1,012)	(81)	(1,636)	(542)
Television	441	244	374	226
Home Entertainment	644	-	644	-
Other	(437)	(487)	(689)	(682)
	(364)	(324)	(1,307)	(998)

			February 28, 2006 $	August 31, 2005 $
Total assets
Motion Picture			55,892	47,335
Television			898	3,833
Home Entertainment			12,776	-
			69,566	51,168

(17)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

February 28, 2006 and 2005

(Amounts in tables expressed in thousands of Canadian dollars, except per share amounts)

Geographical information, based on customer location, is as follows:

	Three Months Ended February 28		Six Months Ended February 28
	2006	2005 (Restated)	2006	2005 (Restated)
	$	$	$	$
Revenue
Canada	3,153	1,387	3,300	1,505
United States	140	211	140	3,118
Germany	310	-	711	-
Other foreign	58	108	419	181
	3,661	1,706	4,570	4,804

Related party transactions

The Company has entered into the following related party transactions. These transactions are measured at the exchange amount, which is the actual amount of consideration given as established and agreed between the related parties.

a)

During the six months ended February 28, 2006, the Company paid $95,000 (2005 - $90,000) to a company controlled by a shareholder, director and officer of the Company for executive services rendered. These expenditures are reflected in the Company's selling, general and administrative expenses.

b)

During the six months ended February 28, 2006, the Company paid $nil (2005 - $32,000) to a shareholder, director and officer of the Company for legal services rendered. These expenditures are reflected in the Company's selling, general and administrative expenses.

c)

As at February 28, 2006, the Company was owed $nil (2005 - $167,000) from a company controlled by a shareholder, director and officer of the Company. This amount is included in accounts and other receivables.

d)

As at February 28, 2006, included in accounts receivable was $nil (August 31, 2005 - $1,480,000 (US$1,200,000)) from a company owned by a member of senior management. This amount is a result of a sale of distribution rights to the related company prior to the individual becoming a member of senior management. The amount is secured by an irrevocable letter of credit.

e)

As at February 28, 2006, the Company was indebted to a shareholder, director, and officer of the Company in the amount of $50,000 (2005 - $nil). The amount is due on demand and is entitled to a 10% finance fee of the amount of the loan. This amount payable is included in production loans.

f)

As at February 28, 2006 the Company was indebted to the preferred shareholders in the amount of

$108,000.  This amount is the standby fee related to the letters of credit from the preferred shareholders (as   described in note 9), which is payable in cash or common shares at the option of the Company.

(18)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

February 28, 2006 and 2005

(Amounts in tables expressed in thousands of Canadian dollars, except per share amounts)

Other related party transactions and balances have been described elsewhere in these financial statements.

Subsequent Events

On March 30, 2006, Comerica converted its US$1,075,000 note for 215,000 shares of the Company's common stock. The issuance of the Company's common stock will be valued at $168,000, which is based on the trading value of the Company's common stock at the close of business on the date of conversion.

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